SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 5)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 5 amends and supplements the Soli-citation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994, Amendment No. 2 filed with the Commission on December 2, 1994, Amendment No. 3 filed with the Commission on December 5, 1994 and Amendment No. 4 filed with the Commission on December 6, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value
         $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding shares of the Company's common stock, par value $.625 per share (the "Shares"), and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, as amended and supplemented by the Supplement to the Offering Circular/Prospectus, dated December 7, 1994, and the related Letter of Transmittal.
         Under the terms of the Exchange Offer, each Share accepted by the Purchaser in accordance with the Exchange Offer shall be exchanged for that number of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio.
         The term "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the New York Stock
         Exchange (the "NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Exchange Offer, including any extension thereof (the "Valuation Period"), provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375; and provided, further, that, unless the Exchange Offer is extended past 12:00
         Midnight, New York City time, on Friday, January 20, 1995, the Exchange Ratio shall be 2.29146.

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.

         Item 3.  Identity and Background.





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                   (b)(2) The description in the Schedule 14D-9 under
         "The Merger Agreement" is hereby amended and supplemented by adding the following information:

                   In connection with an agreement-in-principle to settle the various legal proceedings pending in New Jersey state court, Ohio state court and in the United States District Court for the Southern District of New York against the Company, KKR and their respective directors, executive officers and related parties described under Item 8(b) in the Schedule 14D-9 (Certain Legal Proceedings) and herein (the "Proposed Settlement"), the Company, the Partnership and the Purchaser entered into the Second Amendment to the Merger Agreement, dated as of December 6, 1994 (the "Second Amendment"). As amended by the Second Amendment, the Merger Agreement provides that the Exchange Ratio will mean the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of Holdings Common Stock as reported on the NYSE Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Offer; provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375; and provided, further, that, unless the Exchange Offer is extended past 12:00 Midnight, New York City time, on Friday, January 20, 1995, the Exchange Ratio shall be 2.29146. For purposes of the Exchange Offer, a full trading day is a day on which the NYSE is open for trading and does not close prior to its scheduled closing time for such day.

                   Accordingly, unless the Exchange Offer is extended past 12:00 Midnight, New York City time, on Friday, January 20, 1995, each Share accepted by the Purchaser in accordance with the Exchange Offer shall be exchanged for 2.29146 fully paid and nonassessable shares of Holdings Common Stock. Such Exchange Ratio is the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the NYSE Composite Tape on each of the ten full consecutive trading days ending on and including December 6, 1994. The value of 2.29146 shares of Holdings Common Stock may be more or less than $14.25 at any given time.

                   In connection with the change to the term Exchange Ratio discussed above, technical changes have also been made to the Merger Agreement in the Second Amendment to clarify that during the period that the Exchange Ratio is fixed at 2.29146 shares, certain calculations contained in the Merger Agreement based on the average of the average high and low sales prices of Holdings Common Stock shall not be given effect. Reference









         is made to the Second Amendment for the complete text of such changes.

                   The foregoing description of the Second Amendment should be read together with the Merger Agreement. The Second Amendment is filed as an exhibit hereto and is incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such exhibit.


         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opin-ions of Financial Advisors -- Background -- Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:

                   At the Board of Directors meeting held on December 5, 1994, the Board approved, subject to reaching a satisfactory agreement-in-principle, the form of the Second Amendment and the proposed settlement of the various legal proceedings pending in New Jersey state court, Ohio state court and in the United States District Court for the Southern District of New York against the Company, KKR and their respective directors, executive officers and related parties described under Item 8(b) in the Schedule 14D-9 (Certain Legal Proceedings) and herein. On December 6, 1994, an agreement-in-principle was reached with respect to the Proposed Settlement and the Second Amendment was entered into as of that date.

                   On December 6, 1994, Japonica held its public meeting which the Company did not attend. Following the meeting, Japonica released a letter addressed to the Company to the press which submitted several modifications to the proposal set forth in the Japonica November 30 letter. The Japonica December 6 letter is included as an exhibit hereto and is incorporated herein by reference; the foregoing description of such letter is qualified in its entirety by reference to such exhibit.

                   The Board has not yet reviewed Japonica's December 6, 1994 letter. The Japonica letter does not address in meaningful detail the fundamental questions raised by the Board in its December 1 letter. Reports of Japonica's December 6 meeting suggest that these issues were not discussed in meaningful detail at such meeting. The Japonica December 6 letter also states that Japonica will require double the number of warrants contained in its November 30 letter and 40% of the fees approved in connection with the Whitehall transaction,









         while in its November 30 letter Japonica said that its proposed transaction would have nominal fees. In addition, Japonica has not provided the Company with any additional evidence of financing sources or additional information with respect to the legal and tax issues involved in the spin-offs proposed by Japonica. The Board will review the Japonica letter and any additional information provided by Japonica.


         Item 8.  Additional Information to be Furnished.

                   (b)  The description under "Certain Legal
         Proceedings" is hereby amended and supplemented by adding the following information:

                   As previously disclosed, on November 30, 1994, a putative class action captioned Petersen, et al. v. Borden, Inc., et al., Case No. 94 CIV 8648, was filed by purported shareholders of the Company in the United States District Court for the Southern District of New York against the Company, members of the Company's board of directors, Holdings, members of Holdings' board of directors, KKR, certain partners and executives of KKR, and the Company's financial advisors, Lazard Freres and First Boston. The complaint alleges, among other things, (1) violations of Sections 14(e) and 20(a) of the Exchange Act by the Company, KKR and the Company's board of directors; (2) violations of Section 11 of the Securities Act by Lazard Freres, First Boston and certain officers and directors of Holdings and partners and executives of KKR; and
         (3) breach of fiduciary duty by the Company and the Company's board of directors, which breach of fiduciary duty allegedly was aided and abetted by KKR. The complaint seeks equitable relief, including, among other things, a preliminary injunction and declaratory relief, as well as money damages.

                   On December 6, 1994, the parties to the various legal proceedings pending in New Jersey state court, Ohio state court and in the United States District Court for the Southern Dis-trict of New York against the Company, KKR and their respective directors, executive officers and related parties agreed to the Proposed Settlement pursuant to which all such legal proceedings will be dismissed with prejudice. The Proposed Settlement will be subject to certain conditions, including, among other things, court approval and certain other matters described herein. In addition, in connection with the Proposed Settlement, plaintiffs will seek court approval for reimbursement of their attorneys' fees and expenses in an ag-gregate amount of not more than $3.2 million.











                   In connection with the Proposed Settlement, the Merger Agreement has been amended as described under Item 3(b)(2) in the Schedule 14D-9, as amended.

                   In connection with the Proposed Settlement, the Partnership will commit to exercise its Option to acquire all of the 28,138,000 Shares subject to the Option but not previously purchased upon the exercise thereof if the Purchaser or the Partnership or a direct or indirect wholly owned sub-sidiary of the Partnership acquires more than 41% of the Shares in accordance with the terms and conditions of the Exchange Offer. If the Option is exercised and the shares of Holdings Common Stock received by the Company in connection with such exercise are sold or otherwise monetized by the Company, there can be no assurance as to the proceeds which the Company would receive upon such sale or other monetization.

                   In addition, under the Proposed Settlement, (i) certain disclosure has been included in the Supplement to the Offering Circular/Prospectus as requested by the plaintiffs' attorneys and (ii) the parties would agree that the plaintiffs' attorneys have been afforded an opportunity to meet with, and have met with, Lazard Freres and First Boston to make full and unrestricted inquiries regarding the financing of the Transaction and the nature of the expressions of interest regarding the sale of Borden, including communications received from Japonica Partners described herein. Such meeting occurred on December 5, 1993. In addition, the Proposed Settlement is fully contingent on the Purchaser consummating the Exchange Offer.

                    In connection with the Proposed Settlement, the Partnership will commit that, if Shares are acquired pursuant to the Exchange Offer, the Partnership will cause, for so long as KKR and its affiliates retain majority voting control of the Company, at least two independent directors unaffiliated with KKR, the Common Stock Partnerships or the Company to be elected to the board of directors of the Company until the Merger is consummated.


         Item 9.  Material to be Filed as Exhibits.

                   The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

                   Exhibit 99.87 --    Second Amendment to the Merger
                                       Agreement, dated as of December
                                       6, 1994.










                   Exhibit 99.88 --    Joint Press Release dated
                                       December 7, 1994.

                   Exhibit 99.89 --    Letter from Japonica Partners to
                                       F.J. Tasco, dated December 6,
                                       1994.














































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                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated:  December 7, 1994      By: /s/ Allan L. Miller
                                           Name:  Allan L. Miller
                                           Title:  Senior Vice President,
                                                   Chief Administrative
                                                   Officer and General
                                                   Counsel











































                                  EXHIBIT INDEX


         Exhibit                            Description


         Exhibit 99.87 --                   Second Amendment to the Merger
                                            Agreement, dated as of December
                                            6, 1994.

         Exhibit 99.88 --                   Joint Press Release dated
                                            December 7, 1994.

         Exhibit 99.89 --                   Letter from Japonica Partners to
                                            F.J. Tasco, dated December 6,
                                            1994.